Filed Pursuant to Rule 433

Registration Statement No. 333-230787

PRICING TERM SHEET

September 14, 2020

UMB Financial Corporation

$200,000,000 3.700% Fixed-to-Fixed Rate Subordinated Notes due 2030

Issuer:	UMB Financial Corporation (the “Issuer”)

Expected Ratings:

BBB+ (Negative Outlook) by S&P

A- (Negative Outlook) by Fitch

A securities rating is not a recommendation to buy, sell or hold securities and may be subject to review, revision, suspension, reduction or withdrawal at any time. Each rating should be evaluated independently of any other rating.

Security:	3.700% Fixed-to-Fixed Rate Subordinated Notes due 2030 (the “Notes”)

Principal Amount:	$200,000,000

Maturity Date (if not previously redeemed):	September 17, 2030

Reset Date:	September 17, 2025

Offering Format:	SEC Registered

Trade Date:	September 14, 2020

Settlement Date:	September 17, 2020

Benchmark Treasury:	UST 0.25% due August 31, 2025

Benchmark Treasury Price and Yield:	99-30; 0.263%

Spread to Benchmark Treasury:	T + 343.7 bps

Yield to Maturity:	3.700%

Coupon:	3.700%

Interest Rates:	(i) From and including September 17, 2020 to, but excluding, the Reset Date, or the date of earlier redemption at a rate per annum equal to 3.700% and (ii) from and including the Reset Date to, but excluding, the Maturity Date or date of earlier redemption at a rate per annum equal to the Five-Year U.S. Treasury Rate as of the Reset Determination Date as described in the preliminary prospectus supplement plus 3.437% per annum.

Interest Payment Dates:	Interest on the Notes will be payable semiannually in cash in arrears on March 17 and September 17 of each year, commencing on March 17, 2021.

Optional Redemption:	The Issuer may redeem the Notes, at its option, in whole or in part, (i) on the Reset Date, and on any interest payment date thereafter, or (ii) at any time during the three month period prior to the maturity date, in each case subject to obtaining the prior approval of the Federal Reserve to the extent such approval is then required under the rules of the Federal Reserve, at a redemption price equal to 100% of the principal amount of the Notes being redeemed, plus accrued and unpaid interest thereon, if any, to, but excluding, the redemption date.

Special Redemption:	The Issuer may redeem the Notes at any time prior to the Maturity Date, in whole, but not in part, subject to obtaining the prior approval of the Federal Reserve to the extent such approval is then required under the rules of the Federal Reserve, upon the occurrence of (i) a “Tax Event” (as defined under “Description of the Notes—Optional Redemption” in the Preliminary Prospectus Supplement), (ii) a “Tier 2 Capital Event” (as defined under “Description of the Notes—Optional Redemption” in the Preliminary Prospectus Supplement, or (iii) the Issuer becoming required to register as an investment company under the Investment Company Act of 1940, as amended, in each case, at a redemption price equal to 100% of the principal amount of the Notes, plus any accrued and unpaid interest to, but excluding, the redemption date.

Calculation Agent:	The Issuer will appoint a calculation agent for the Notes prior to the Reset Determination Date. In addition, the Issuer or an affiliate of the Issuer may assume the duties of the calculation agent.

Day Count Convention:	30/360

Use of Proceeds:	The Issuer intends to use the net proceeds from this offering for general corporate purposes, which may include, among other uses, contributing Tier 1 capital into UMB Bank.

Price to Public:	100% of principal amount

Underwriters’ Discount:	0.875% of principal amount

Proceeds to Issuer (after underwriters’ discount, but before expenses):	$198,250,000

CUSIP / ISIN:	902788 AA6/ US902788AA60

Alternative Settlement Cycle:	The Issuer expects to deliver the Notes against payment for the Notes on the third business day following the Trade Date (“T+3”). Under Rule 15c6-1 of the Exchange Act, trades in the secondary market generally are required to settle in two business days, unless the parties to a trade expressly agree otherwise. Accordingly, purchasers who wish to trade Notes on the date hereof or the next succeeding business day will be required, by virtue of the fact that the Notes initially will settle in T+3, to specify alternative settlement arrangements to prevent a failed settlement. Purchasers of the Notes who wish to trade the Notes during the period described above should consult their own advisors.

Denominations:	$2,000 minimum denomination and $1,000 integral multiples thereof

Joint Book-Running Managers:	BofA Securities, Inc. J.P. Morgan Securities LLC

Co-Managers:	UMB Financial Services, Inc. Wells Fargo Securities, LLC

This Pricing Term Sheet is qualified in its entirety by reference to the Preliminary Prospectus Supplement. The information in this Pricing Term Sheet supplements the Preliminary Prospectus Supplement and supersedes the information in the Preliminary Prospectus Supplement to the extent it is inconsistent with the information in the Preliminary Prospectus Supplement. Other information (including other financial information) presented in the Preliminary Prospectus Supplement is deemed to have changed to the extent affected by the information contained herein. Capitalized terms used in this Pricing Term Sheet but not defined have the meanings given them in the Preliminary Prospectus Supplement.

The Issuer has filed a registration statement (including a prospectus) and a Preliminary Prospectus Supplement with the Securities and Exchange Commission (“SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement, the Preliminary Prospectus Supplement and other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC’s website at www.sec.gov. Alternatively, the Issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by contacting BofA Securities, Inc. by calling 1 (800) 294-1322 and J.P. Morgan Securities LLC collect at 1-212-834-4533.

The Issuer may from time to time repurchase the Notes in open market purchases or negotiated transactions without prior notice to holders.

Any redemption, repurchases or defeasance of the Notes will be subject to the Issuer obtaining the prior approval of the Federal Reserve and any additional requirements that the Federal Reserve may impose with respect to redemption, repurchases or defeasance of the Notes. Notwithstanding the foregoing, if, due to a change in law, regulation or policy subsequent to the issuance of the Notes, the Federal Reserve does not require that redemption, repurchases or defeasance of instruments be subject to Federal Reserve approval in order for the instrument to be accorded Tier 2 Capital treatment, then no such approval of the Federal Reserve will be required for such redemption, repurchases or defeasance.

ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR BELOW ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.